EXHIBIT 21
Union National Financial Corporation
Subsidiaries of Registrant

Subsidiary	Incorporation

Union National Community Bank	National Banking Association

Union National Capital Trust I	Delaware Statutory Trust

Union National Capital Trust II	Delaware Statutory Trust